Exhibit 99.1

i-80 Gold Expands High-Grade Mineralization in the Blackjack Zone at Ruby Hill

10.1 % Zinc, 0.3 g/t Gold, 37.0 g/t Silver & 0.6 % Lead over 116.3 meters
16.1 % Zinc, 0.5 g/t Gold, 12.4 g/t Silver & 0.1 % Lead over 16.1 meters

RENO, Nev., Dec. 4, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to report continued high-grade poly-metallic results from the ongoing drill program at the Company's Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

The current drill program is focused on both defining and expanding high-grade mineralization in multiple target areas including the Blackjack (skarn) and the Hilltop (skarn and polymetallic CRD) Zones, and advancing metallurgical work associated with these deposits. The most recent intercepts in the Blackjack Zone include the first hole drilled from the east side of the Archimedes pit, which intersected significant high-grade mineralization at depth in the southern portion of the deposit where it remains open for expansion. Highlight results from new drilling include:

Blackjack Zone

•	iRH23-42
•
•	8.3 % Zn, 0.6 % Pb, 50.1 g/t Ag & 0.6 g/t Au over 20.1 m
•	iRH23-42A
•
•	10.1 % Zn, 0.6 % Pb, 37.0 g/t Ag & 0.3 g/t Au over 116.3 m
•
•
•	Including 16.3 % Zn, 0.5 % Pb, 42.3 g/t Ag & 0.3 g/t Au over 39.7 m
•	And 14.5% Zn, 1.0% Pb, 59.9 g/t Ag & 0.2 g/t Au over 16.3 m
•	iRH23-43B
•
•	16.1 % Zn, 0.1 % Pb, 12.4 g/t Ag & 0.5 g/t Au over 16.1 m
•	Also 12.2% Zn, 0.1% Pb, 20.1 g/t Ag & 0.9 g/t Au over 8.6 m

"The exceptional results being realized at Ruby Hill have attracted significant interest with high-grade polymetallic mineralization being defined in multiple target areas," stated Tyler Hill, Chief Geologist of i-80. "Recent drilling has returned some of the highest-grade mineralization to-date in the Blackjack Zone as we continue to step-out to the south and at depth. Additionally, following the construction of the new drill stations better suited to intersect the East Hilltop Zones, substantial CRD and Skarn mineralization is being defined highlighting the potential to expand mineralization in these recently discovered zones."

These new intercepts are complemented by other recent drilling at Blackjack including iRH23-41 that intersected both CRD and skarn mineralized zones that assayed 15.6 % Zn, 8.7 % Pb, 420.4 g/t Ag & 0.6 g/t Au over 40.4 m (CRD) and 10.7 % Zn, 0.4 % Pb, 0.2 g/t Au & 37.0 g/t Ag over 47.9 m (skarn). Skarn mineralization in the Blackjack Zone occurs proximal to the contact of the Graveyard Flats intrusive, and identical geological setting at the East Hilltop Skarn Zone located approximately three hundred metres (300 m) to the south. Future drilling will test this large area as no previous drilling has been completed between these two high-grade horizons (see Figure 1).

Drilling is also being completed in the Upper and East Hilltop Zones situated along the Hilltop fault structure where multiple zones of mineralization have now been defined over a strike length of approximately 750 metres including the Upper, Lower and East Hilltop Zones (see Figure 1). As part of the ongoing drilling campaign, several holes are currently being drilled to advance metallurgical knowledge related to the polymetallic mineralization at Ruby Hill. This work is being funded by a third-party company that has recently entered into exclusivity with i-80 to acquire a minority joint venture interest in the Ruby Hill Property.

Figure 1 - Polymetallic Mineralization - Surface Plan (CNW Group/i-80 Gold Corp)

Table 1 - Highlight New Assay Results from Blackjack Zone Drilling

Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
iRH23-42	Blackjack	Core	596.8	616.9	20.1	0.6	51.1	0.6	8.3
iRH23-42A	Blackjack	Core	530.8	647.1	116.3	0.3	37.0	0.6	10.1
including	Blackjack	Core	530.8	547.1	16.3	0.2	59.9	1.0	14.5
And	Blackjack	Core	605.9	645.7	39.7	0.3	42.3	0.5	16.3
iRH23-43B	Blackjack	Core	587.0	603.4	16.4	0.5	12.4	0.1	16.1
And	Blackjack	Core	699.2	707.7	8.6	0.9	20.1	0.1	12.2
True widths estimated 60-90%.
UTM	Drillhole ID		East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH23-42&42A		587525	4375149	1995	032	-45
	iRH23-43		588171	4375020	1987	309	-43

The ongoing drill program is also testing the FAD deposit that is located approximately two kilometres to the south of Ruby Hill where earlier drilling completed by Paycore returned intercepts of up to 8.0 g/t Au, 79.0 g/t Ag, 10.0 % Zn & 1.0 % Pb over 27.4 m in hole PC22-10, and 7.1 g/t Au, 376.0 g/t Ag, 6.3 % Zn & 10.3 % Pb over 14.8 m in hole PC22-08.

The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. The target is to commence construction in 2024 to provide underground platforms for definition drilling and mining operations.

Multiple types of mineralization have been identified in the Hilltop Corridor including skarn (Blackjack), CRD (Hilltop/historic mines), distal disseminated Au-Ag mineralization (Mineral Point) and locally Carlin-type gold.

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years. Historic mined grades rank amongst the highest for any CRD district in the world. Since the 1960's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial. The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL and are run through standard prep methods and analyzed using FA-PB30-ICP (Au; 30g fire assay) and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS). Select high-grade gold samples were also completed with metallic screen fire assays using G-FASFAu11. AAL undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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For further information: please contact: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 04-DEC-23